CONFIDENTIAL

JOHNSON RICE & COMPANY L.L.C.

Audit of Financial Statements

December 31, 2024

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37567

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JOHNSON RICE & COMPANY L.L.C.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

639 LOYOLA AVENUE, SUITE 2775
                                                   (No. and Street)

NEW ORLEANS	**LOUISIANA**	**70113**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

VINNIE R. VARISCO	**504 584-1210**	**VARISCO@JRCO.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LAPORTE A PROFESSIONAL ACCOUNTING CORPORATION
                              (Name — if individual, state last, first, and middle name)

5100 VILLAGE WALK STE 300 COVINGTON		LA	70433
(Address)	(City)	(State)	(Zip Code)

10/16/2003	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Vinnie R. Varisco, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JOHNSON RICE & COMPANY L.L.C., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: MEMBER

[signature]

Notary Public MARK GUNDLACH # 56062

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members and Members
Johnson Rice & Company L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Johnson Rice & Company L.L.C. (the Company) as of December 31, 2024, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LOUISIANA • TEXAS

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Johnson Rice & Company L.L.C.'s financial statements. The Supplemental Information is the responsibility of Johnson Rice & Company L.L.C.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2006.

Covington, LA
March 24, 2025

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2024
Cash and Cash Equivalents	$ 113,221
Deposits Held by Clearing Broker, Restricted	250,000
Receivables from Others	358,081
Receivable from Clearing Broker	1,990,792
Securities Owned, Held at Clearing Broker, at Fair Value	220,755
Furniture, Equipment and Leasehold Improvements	-
Net of Accumulated Depreciation of $1,038,588 in 2024	
Other Assets	54,132
Total Assets	$ 2,986,981

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Liabilities	$ 423,872
Payable to Clearing Broker	2,255
Total Liabilities	426,127
MEMBERS' EQUITY	2,560,854
Total Liabilities and Members' Equity	$ 2,986,981

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2024
REVENUES	
Commission Income	$ 3,458,635
Net Dealer Inventory and Investment Gains and Losses	(6,505)
Investment Banking	1,607,113
Other Income	13,955
Total Revenues	5,073,198
EXPENSES	
Commissions, Salaries, and Benefits to Members	2,068,087
Employee Compensation and Benefits	1,523,784
General and Administrative	1,707,485
Interest Expense	9,986
Clearing Costs and Other Expenses	760,855
Total Expenses	6,070,197
NET LOSS	$ (996,999)

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2024

BALANCE - DECEMBER 31, 2023	$3,690,705
Net Loss	(996,999)
Contributions from Members	0
Distributions to Members	(132,852)
BALANCE - DECEMBER 31, 2024	$2,560,854

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	For the Year Ended December 31, 2024
Subordinated Liabilities - Beginning of Year	$ 0
Increases:	
Issuance of Subordinated Notes	6,000,000
Decreases:	
Payment of Subordinated Notes	(6,000,000)
Subordinated Liabilities - End of Year	$ 0

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(996,999)
Adjustments to Reconcile Net Loss to Net		
Cash Provided by Operating Activities:		
Loss on Securities Owned, Held at Clearing Broker		134,712
Decrease in Receivable from Clearing Broker		515,567
Decrease in Securities Owned,		
Held at Clearing Broker		244,458
Increase in Other Assets		(6,359)
Decrease in Accounts Payable		
and Accrued Liabilities		(215,798)
Decrease in Accounts Receivable		345,565
Decrease in Payable to Clearing Broker		(950)
Net Cash Provided by Operating Activities		20,196
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on Subordinated Loans		6,000,000
Repayments on Subordinated Loans		(6,000,000)
Distributions to members		(132,852)
Net Cash Used in Financing Activities		(132,852)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(112,656)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - BEGINNING OF YEAR		475,877
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - END OF YEAR	$	363,221
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the Year for Interest		9,986
RECONCILIATION OF CASH, CASH EQUIVALENTSAND RESTRICTED CASH		
Cash	$	113,221
Escrow Cash	$	250,000
Total Cash, Cash Equivalents and Restricted Cash	$	363,221

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY
Johnson Rice & Company L.L.C. (the Company) was organized as a limited liability company under the laws of the State of Louisiana. The Company is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through National Financial Services LLC.

CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

SECURITIES
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

ACCOUNTS RECEIVABLE
Accounts receivable are carried at original invoice amount. Management determines if an allowance for credit losses is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current and forecasted economic conditions. At December 31, 2024 management determined no allowance was necessary.

CURRENT EXPECTED CREDIT LOSSES (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

REVENUE RECOGNITION
The Company follows Accounting Standards Codification 606, "ASC" 606 Revenue from Contracts with Customers. The accounting policies are stated below:

Investment Banking Revenues. Investment banking revenues include underwriting and advisory fees. Investment banking revenues include fees from securities offerings in which the Company acts as an underwriter or agent. These fees are recognized at a point in time on a trade date basis as the customer obtains control and benefit at that point. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

8

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advisory fees from merger and acquisition services are recognized at a point in time. Advisory fees from restructuring services are recognized over time using a time elapse measure of progress as the customer receives the benefit of the service provided.

Research Revenues. Revenue associated with providing research to customers is recognized upon receipt unless covered by a contract. Research product covered by contract is recognized at a point of time specified by contract when invoiced, as the performance obligation has been met.

Investment Banking Underwriting and Advisory Expenses. All investment banking expenses will be recognized within their respective expense category. Any expense reimbursements will be recognized as Investment Banking revenues (i.e., expenses are not recorded net of client reimbursements and are not netted against revenues).

Commissions. Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets, ranging from three to seven years. These methods do not materially differ from generally accepted accounting principles. Leasehold improvements are stated at cost, less accumulated amortization computed on the straight-line method over the term of the lease. Depreciation and amortization charged to operations amounted to $0.00 for the year ended December 31, 2024.

Major components of furniture, equipment and leasehold improvements are as follows:

Furniture and Fixtures	$ 415,049
Equipment	481,767
Leasehold Improvements	141,772
	1,038,588
Accumulated Depreciation	(1,038,588)
	$ 0

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING PRONOUNCEMENTS ADOPTED

Segment Reporting

In November 2023, the financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Company adopted this standard effective January 1, 2024.

NOTE B

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes National Financial Services LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $250,000. At December 31, 2024, $250,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE C

RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents uncollected commissions and fees due from brokers and funds held at clearing broker.

NOTE D

SECURITIES

Securities owned, held at clearing broker, and securities sold, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2024, are summarized as follows:

	2024
Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 220,755
	$ 220,755

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Topic 820, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE D Securities (Continued)

or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methods used at December 31, 2024.

Corporate Stocks: Corporate Stocks are valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2024. The valuation of the Company's investments by the above fair value hierarchy is as follows:

	Total	Level 1	Level 2	Level 3
December 31, 2024				
Assets				
Securities Owned, Held at Clearing Broker				
Corporate Stocks				
Energy	$ 182,955	$ 182,955	$ -	$ -
Utilities	$ 37,800	$ 37,800	$ -	$ -
	$ 220,755	$ 220,755	$ -	$ -
Liabilities				
Securities Sold, Not Yet Purchased	$ -	$ -	$ -	$ -

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE E COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the Statement of Financial Condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's Statement of Financial Condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the Statement of Financial Condition.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2024, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company has a quotation services contract that will be in effect through 2026. Future minimum quotation services payments are as follows:

2025	$ 217,080
2026	$ 35,000
Total	$ 252,080

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

NOTE F

EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. In 2024, the Company did not choose to make a discretionary contribution to the plan on behalf of members and employees. The Company has the right to contribute in the future.

NOTE G

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE G NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2024, the Company had net capital of $2,278,646 which was $2,028,646 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.1870 to 1 at December 31, 2024.

NOTE H

DISCLOSURES ABOUT GUARANTEES

The Company clears all of its securities through National Financial Services LLC on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and National Financial Services LLC, National Financial Services LLC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As National Financial Services LLC's right to charge the Company has no maximum amount and applies to all trades executed through National Financial Services LLC, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of National Financial Services LLC and all counterparties with which it conducts business.

NOTE I

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should National Financial Services LLC, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of National Financial Securities LLC and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE J

SUBORDINATED BORROWINGS

During 2024, the company had available a revolving line of credit from a bank totaling $5,000,000, bearing interest at rates to be agreed upon by the Company and the bank at the time that any advance is drawn on the line. The line is unsecured, was executed on June 6th, 2024, with a maturity date of June 6, 2025, and is guaranteed by the Company's members. During the year 2024, two separate draws were taken totaling $6,000,000. Both draws paid off during the year. There were no outstanding borrowings against the line of credit at December 31, 2024.

NOTE K

INCOME TAXES

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the FASB ASC, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2021 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2024.

NOTE L

SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 24, 2025, the date these financial statements were available to be issued, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

NOTE M

CONTRACT BALANCES

The following table presents revenue from contracts with customers separated by major source of revenue:

Commission Income	$ 3,458,635
Investment Banking	$ 1,607,113
	$ 5,065,748

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when the revenue is recognized prior to payment and has an unconditional right to payment. The Company had receivables related to revenues from contracts with customers of $358,081 at December 31, 2024, and $673,467 at December 31, 2023.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE N

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the company operates its business and presents their financials results. The nature of the business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies

JOHNSON RICE & COMPANY L.L.C.
SUPPLEMENTARY INFORMATION
December 31, 2024

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total Members' Equity	$ 2,560,854
Deductions and/or Charges	
Non-Allowable Receivables	(148,810)
Other Assets	(100,285)
Net Capital Before Haircuts on Securities Positions	2,311,759
Haircuts on Undue Concentration	
Haircuts on Securities	(33,113)
Net Capital	$ 2,278,646

AGGREGATE INDEBTEDNESS $ 426,127

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 250,000
Excess of Net Capital	$ 2,028,646
Net Capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 1,978,646
Ratio: Aggregate Indebtedness to Net Capital	.1870 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 2,278,646
Net Capital Per Above	$ 2,278,646

JOHNSON RICE & COMPANY L.L.C.
SUPPLEMENTARY INFORMATION
December 31, 2024

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2024, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2024, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. During the year ended December 31, 2024, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

JOHNSON
RICE &
COMPANY
L.L.C.

INVESTMENT SECURITIES

JOHNSON RICE & COMPANY L.L.C.'S EXEMPTION REPORT

Johnson Rice & Company L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Johnson Rice & Company L.L.C.

I, Vinnie R. Varisco, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
        Member

3-11-2025

639 Loyola Avenue • Suite 2775 • New Orleans, Louisiana 70113 • (504) 525-3767



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members and Members
Johnson Rice & Company L.L.C.

We have reviewed management's statements, included in the accompanying Johnson Rice & Company L.L.C. Exemption Report, in which (a) Johnson Rice & Company L.L.C. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Johnson Rice & Company L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (b) Johnson Rice & Company L.L.C. stated that Johnson Rice & Company L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Johnson Rice & Company L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Rice & Company L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
March 24, 2025



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Members and Members
Johnson Rice & Company L.L.C.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Johnson Rice & Company L.L.C. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

A Professional Accounting Corporation

Covington, Louisiana
March 24, 2025